Merger Overview June, 2004 CONFIDENTIAL

Safe Harbor Statement Our presentation includes, and our response to various questions may include, forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934) about the Company's revenues and earnings and about our future plans and objectives. Any such statements are subject to risks and uncertainties that could cause the actual results and the implementation of the Company's plans and operations to differ materially from such forward looking statements. These risks and uncertainties, including those associated with assimilating acquired companies, are discussed in Dick's filing with the SEC on Form 10-K filed April 8, 2004. Dick's disclaims any obligation to update any such factors or to publicly announce results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments. Our SEC filings, these slides as well as reconciliation requirements pursuant to Regulation G can be found on the investors relations page on our website at dickssportinggoods.com.

Pre-Commencement Legend The tender offer described herein has not yet commenced, and these slides are neither an offer to purchase nor a solicitation of an offer to sell shares of Galyan's. At the time the tender offer is commenced, Dick's will file a tender offer statement with the U.S. Securities and Exchange Commission. Galyan's shareholders are strongly advised to read the relevant tender offer documents (including an Offer to Purchase, a Letter of Transmittal, the Solicitation/Recommendation Statement of Galyan's and other documents) that will be filed with the SEC, because they will contain important information that Galyan's shareholders should consider before tendering their shares. These documents will be available free of charge on the SEC's web site, www.sec.gov.

Pre-Commencement Legend The tender offer described herein has not yet commenced, and these slides are neither an offer to purchase nor a solicitation of an offer to sell shares of Galyan's. At the time the tender offer is commenced, Dick's will file a tender offer statement with the U.S. Securities and Exchange Commission. Galyan's shareholders are strongly advised to read the relevant tender offer documents (including an Offer to Purchase, a Letter of Transmittal, the Solicitation/Recommendation Statement of Galyan's and other documents) that will be filed with the SEC, because they will contain important information that Galyan's shareholders should consider before tendering their shares. These documents will be available free of charge on the SEC's web site, www.sec.gov.

Transaction Overview

Transaction Overview Acquiring Galyan's stock at $16.75 per share Equity value approximately $305 million Enterprise value approximately $362 million including approximately $57 million in net debt Galyan's operates 47 stores and generated $719 million of sales over the last twelve months ended April 2004 Based upon the current respective opening plans, we expect that the combined company would operate 239 stores in 33 states at the end of fiscal 2004

Transaction Overview (continued) We expect the re-branding and re-assortment of Galyan's stores to be complete in the first half of 2005 At the enterprise value of $362 million, it represents a valuation of: 10.6 times LTM EBITDA of $34.2 million 6.7 times LTM EBITDA including an estimated $20 million of savings and synergies Funding acquisition with cash on hand and borrowings under a $350 million credit facility expected to be in place before closing. If required, a bridge loan commitment is in place Expect to close by October 2004

Transaction Overview - Accretion Based upon estimated savings and synergies, transaction is accretive beginning in 2004 and continuing thereafter At a purchase price of $16.75, we anticipate the transaction to be slightly accretive in 2004 causing an increase in EPS guidance to $1.28 - $1.30 per share Expect earnings per share of $1.70 - $1.75 in 2005, an increase of more than 30% over the increased 2004 guidance. This assumes the conversion of the 51 Galyan's stores and at least 15 new Dick's stores. All earnings guidance excludes merger integration costs

Financing Overview Uses of Funds Galyan's Shares Outstanding Galyan's Options Converted (assumes treasury stock method) Total Uses of Funds 17.4 0.8 $372.6 Total Shares Outstanding 18.2 Purchase Price Per Share Purchase Price of Equity $16.75 $304.9 Transaction Fees and Expenses $57.1 $10.6 Galyan's Debt Refinanced, Net of Cash Acquired Subtotal - Cost of Acquisition $372.6 Amount Cash and Investments on hand Bank Debt Total Sources of Funds $175.0 $197.6 $372.6 Sources of Funds (amounts in millions)

Combined Company Pro-Forma Overview

Pro-Forma Debt/Capital Overview Our pro-forma debt/capital ratio will increase to 47% as a result of this transaction. We expect that the combined companies will generate meaningful cash flow in 2005, and we expect to pay down debt in the same manner as we have done in the past.

Industry Size Market Share of Top 10 Companies Discount Stores 248 0 0 0.85 Consumer Electronics 90 0 0 0.45 Home Improvement 178 0 0 0.4 Office Supply 140 0 0 0.2 Sporting Goods 45 0 0 0.11 We Operate in a Highly Fragmented Sector Market Share of Top 5 Companies in Specialty Sectors >85% >40% >20% >11% >45%

Sales distribution calculated using 2002 SGB Retail Top 100 and industry total sales of $45.8 billion (apparel, footwear, equipment). Sporting Goods Sales by Channel 1

Top Sporting Goods Retailers 2003 Sales 2002 Sales per SGB Retail Top 100 Combined 2003 sales for Dick's and Galyan's Last four quarters reported through 12/31/03 Company press release 1/19/04 Estimated Note: does not include sporting goods sales at Target due to information not available

Strategic Rationale

Strategic Rationale Real Estate Play Our two-level stores are producing economic returns equivalent to our single level stores; transaction optimizes the two-level store potential through the acquisition of 47 stores Broader coverage within existing footprint Creates new in-fill opportunities Enables us to more economically penetrate key markets such as Chicago, Atlanta, Minneapolis, Dallas, and Denver, capitalizing on Galyan's premium quality real estate Infrastructure for Continued Growth Logistics capabilities strengthened, with the addition of a second full-service distribution center in Indianapolis to serve the western portion of the chain Provides a pool of talented people adding to a strong team Skilled associates in store operations, distribution, and corporate support areas are a critical requirement for maintaining our distinctiveness in an increasingly dynamic environment

Strategic Rationale (continued) Increases Earnings Margin improvement of combined companies driven by what has worked for Dick's to date: Better procurement costs due to volume; Fewer markdowns due to improving inventory control; note Galyan's 20% decrease in inventory per square foot as initiatives gain traction; Increased private label at higher margins assisted by lower costs due to volume. Increased leverage of advertising expenditures General and administrative expense savings and leverage

Complementary Geographic Footprint Dick's and Galyan's - Estimated at Year-End 2004 188 Dick's Stores in 28 States 51 Galyan's Stores in 22 States

Complementary Geographic Footprint Combined Company Locations - Estimated at Year-End 2004 Combined company will operate 239 stores in 33 states

Conversion

Conversion Strategy Galyan's stores will be converted to Dick's Sporting Goods stores during the first half of 2005 The conversion effort throughout the company will include associates from both Dick's and Galyan's Galyan's stores will undergo a shift in merchandise assortment to align with Dick's stronger focus on sporting goods We will continue to operate Galyan's distribution center, and our distribution network will be optimized based on the locations of the two distribution centers in Pittsburgh and Indianapolis We expect that a number of Galyan's associates will join us in Pittsburgh

Brand Offering & Private label Merchandise Philosophy: Galyan's has already initiated a re-assortment effort to give more weight to sporting goods. Dick's and Galyan's target a similar customer and the result is that the Galyan's assortment has been moving towards that of Dick's Private label plays an important differentiating role at both companies These two observations in tandem with a new focus by Galyan's on inventory control illustrate the logic of this transaction

Combined Presence in Large Markets Will Enable Us To Better Leverage Our Marketing spend Dick's chain-wide circular advertising reaches over 40 million people per week. This program is a proven, effective marketing strategy. As we move forward, achievement of critical mass in larger markets, will enable us to better leverage advertising costs over a larger number of stores.

Summary Cash transaction that is slightly accretive in 2004, and helps drive a +30% increase in 2005 EPS. Funded by cash and credit facility, resulting in no dilution Real estate play that provides economical entry into several key markets which also provide in-fill opportunities More quickly optimizes the potential of the 2 level store, as these stores have generated a return equivalent to the single level stores Addition of people and infrastructure is supportive of plans for continued growth The combination of our merchandising philosophy, emphasis on execution and financial discipline that has produced industry-leading financial performance, with the people, premium real estate and logistics infrastructure of Galyan's creates a compelling rationale for this transaction